VIA EDGAR	MAYER · BROWN

April 29, 2009	Mayer Brown LLP 350 South Grand Avenue 25th Floor Los Angeles, California 90071-1503
David L. Orlic, Special Counsel Securities and Exchange Commission 100 F Street, N.E., Mail Stop 4561 Washington, DC 20549	Main Tel (213) 229-9500 Main Fax (213) 625-0248 www.mayerbrown.com James R. Walther Direct Tel (213) 229-9597 Direct Fax (213) 576-8153 jwalther@mayerbrown.com

Re:	Here Media Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed March 27, 2009 File No. 333-156726
Dear Mr. Orlic:
     On behalf of Here Media Inc. (the “Company” or “Here Media”), we are transmitting for filing via the EDGAR system Amendment No. 3 to the above-captioned Registration Statement (“Amendment No. 3”). Amendment No. 3 has been marked to indicate the changes to Amendment No. 2 to the Registration Statement filed on March 27, 2009, in accordance with the provisions of Rule 310 of Regulation S-T.
     This letter also responds to the comments on Amendment No. 2 to the Registration Statement which were issued in your letter dated April 14, 2009. For your convenience, we have repeated your comments in italics followed by the Company’s supplemental response.
SEC Comment #1
     Description of Here Media Capital Stock, page 66
     We note your response to prior Comment No. 5. Please further explain why you believe that the special stock cannot be valued separately from the common stock to be issued in the proposed business combination. Clarify why not knowing what the common stockholder would be entitled to receive in the context of liquidation prohibits you from currently determining the fair value of the special stock. Describe the valuation and allocation methodologies that you considered in determining that you are unable to assign any fair value to the special stock. Tell us how you considered the guidance in SFAS 133 and EITF 00-19 in determining whether the special stock is a derivative or freestanding derivative instrument. Describe your consideration of the guidance in EITF Topic D-98. Explain how you determined that an equity classification is appropriate for the special stock. In addition, tell us what consideration Allen and Viant gave to the special stock in determining the fair value to be issued in the proposed business combination.
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and Hong Kong partnership (and its associated entities in Asia).

Securities and Exchange Commission
April 29, 2009

Response:
     The special stock is, in effect, solely a limited form of liquidation preference that would be issued to the historic PlanetOut stockholders to provide a downside protection with respect to the Here Media common stock they receive in the proposed business combination. Specifically, the special stock is designed to implement the agreement of the owners of the HMI Entities that in the event of liquidation of Here Media within four years after completion of the proposed business combination, the historic PlanetOut common stockholders would have a priority claim to any liquidation proceeds distributable to holders of the common stock of Here Media to the extent necessary (and to the extent liquidation proceeds are available) to provide such PlanetOut stockholders with total liquidation proceeds of at least $4.00 per share.
     For the following reasons, the Company has determined that the fair value of the special stock issued in the proposed business combination will be de minimis.
•	The special stock has no general voting rights, and no entitlement to dividends or to distributions on liquidation, other than a limited right to receive distributions of the liquidation proceeds, if any, that would otherwise be distributed on the common stock in the event that a liquidation distribution on the common stock would, before taking the effect of the special stock into account, be less than $4.00 per share. The special stock automatically expires on the fourth anniversary of the initial issuance of the special stock and may terminate sooner upon the occurrence of specified events. There is no current market for the special stock, and no market for the special stock is expected to develop.
•	In order to assign a value to the special stock, one must first estimate the probability of a liquidation of Here Media occurring within four years, and then must further estimate the probability of the liquidation proceeds available to the holders of Here Media common stock in the event of such a liquidation being greater than zero and less than $4.00 per common share. The Company ascribes a very low probability to the occurrence of either of these events, and thus believes that any calculation of the fair value of the special stock using these assumptions would result in a fair value that is immaterial. The Company therefore intends to record the special stock on its balance sheet at an amount equal to the aggregate par value of the outstanding shares of special stock based on its par value of $0.001 per share set forth in the Company’s certificate of incorporation.
     For the reasons discussed below, the Company does not consider the special stock to be a derivative or freestanding derivative instrument as described in SFAS 133 (Accounting for Derivative Instruments and Hedging Activities) and EITF 00-19 (Accounting for Derivative Financial Instruments indexed to, and Potentially Settled in, a Company’s Own Stock).

Securities and Exchange Commission
April 29, 2009

•	SFAS 133, paragraph 6(b), defines a financial instrument as a derivative instrument if it requires either no initial net investment or an initial net investment that is smaller than the related “notional amount.” The Company believes the special stock is not a derivative instrument under this definition because an initial net investment will be required to acquire the special stock, specifically, the exchange of one share of PlanetOut common stock that will be required to receive one share of Here Media common stock and one share of Here Media special stock in the proposed business combination. Even if the liquidation preference were considered a derivative, the Company has concluded that the liquidation preference would not be separated from the host contract under paragraph 12(b) of SFAS 133, since the Company believes that such liquidation preference is “clearly and closely related” to the economic characteristics and risks of the host contract (i.e., the Here Media common stock), in that it is based on the liquidation value of the common stock, following the guidance of SFAS 133, paragraph 12.
     The Company also believes the special stock should be classified as equity under EITF 00-19 and Topic D-98 (Classification and Measurement of Redeemable Securities) for the following reasons:
•	The liquidation preference embodied in the special stock would only become operative (that is, be “triggered”) upon either (i) an actual liquidation, dissolution or winding up of Here Media or (ii) a deemed liquidation, dissolution or winding up of Here Media consisting of a merger or consolidation of Here Media with another entity, or a sale of all or substantially all of its assets, meeting certain additional criteria. In either such event, under the terms of the special stock, the consideration payable, if any, to holders of the special stock would be in the same form (cash, stock or other) as would be payable to the holders of Here Media common stock, which is the only class of equity security that would be of equal or more subordinate priority to the special stock.
•	EITF 00-19 applies only to freestanding derivative financial instruments that are indexed to, and potentially settled in, a company’s own stock. As explained above, the Company does not believe that the special stock should be regarded as a derivative financial instrument. In addition, under EITF 00-19, paragraph 9, contracts that require physical settlement or net share settlement should be initially measured at fair value and reported as permanent equity. Paragraph 12, which covers “additional conditions necessary for equity classification,” provides that contracts that include provisions that could require net-cash settlements do not prevent accounting for the contract as equity of a company if the net-cash settlement arises only upon the final liquidation of the company. Paragraphs 12 and 27 of EITF 00-19 further provide that contracts which include provisions that could require net-cash settlements do not prevent accounting for the contract as equity of the company if the net-cash settlement arises only in circumstances in which holders of the underlying shares

Securities and Exchange Commission
April 29, 2009

would also receive cash (or, if not cash, then the same form of consideration as the holders of the shares underlying the contracts). Based on these principles, the classification of the special stock as permanent equity should not be affected regardless of the form of settlement in the event there is a liquidation or deemed liquidation of Here Media under the terms of the special stock.
•	EITF 00-19, paragraph 9 also states: “If physical settlement is assumed or required and the company is obligated to deliver cash as part of the physical settlement, then public companies should refer to ASR 268 and Topic No. D-98, “Classification and Measurement of Redeemable Securities” which provide guidance by analogy for those transactions...” Although, as noted above, the Company has concluded that the possibility of a cash payment on the special stock should not affect the classification of the special stock as permanent equity under EITF 00-19, the Company has also considered the guidance in Topic D-98, as the Staff has suggested. Topic D-98, paragraph 4, states a general rule that securities with redemption features not solely within the control of the issuer are to be classified outside of permanent equity. However, paragraph 5 of Topic D-98 states as an exception to that general rule the SEC staff’s belief that ordinary liquidation events, which involve the redemption and liquidation of all of an entity’s equity securities for cash or other assets of the entity, should not result in a security being classified outside of permanent equity. Paragraph 5 of Topic D-98 further states that a “deemed liquidation event” (that is, a trigger event other than an actual liquidation of an entity that gives rise to mandatory redemption or to a right of redemption at the option of the holder) does not require a particular class of equity security to be classified outside of permanent equity if all of the holders of equally and more subordinated equity securities of the entity would always be entitled to also receive the same form of consideration (for example, cash or shares) upon the occurrence of the event that gives rise to the redemption. Therefore, again, the Company concluded that the special stock — based on its terms described in the first bullet above — is properly classified in equity.
     PlanetOut has confirmed with each of Allen & Co. (“Allen”) and Viant Capital LLC (“Viant”) that such firms did not attribute any value to the special stock in determining the fair value to be issued in the proposed business combination.
SEC Comment #2
     Management’s Discussion and Analysis of PlanetOut’s Financial Condition and Results of Operations, page 81
     We note that in response to prior Comment No. 6 you revised the disclosures on page 75 to quantify the number of paid subscribers as of December 31, 2008 and 2007. Tell us what consideration you gave to providing enhanced disclosures, which explain and analyze the

Securities and Exchange Commission
April 29, 2009

change in the number of paid subscribers from one period to the next. Refer to Sections III.B.1 and 3 of SEC Release 33-8350. In addition, tell us your consideration of providing disclosures to discuss any trends in the number of paid subscribers.
Response:
     PlanetOut has considered the Staff’s comment and reviewed SEC Release 33-8350 Sections III.B.1 and 3. Accordingly, PlanetOut has added additional disclosures to its MD&A on pages 81 and 82 of Amendment No. 3 to provide additional clarification and discussion of trends in operational data and its effects on the financial condition and operating performance of the company to investors.
SEC Comment #3
     Here Networks’ Business — Related Party Transactions, Page 95
     We note your response to prior Comment No. 8. There appear to be several related party transactions involving Here Networks and Regent Entertainment Media that are still not disclosed in the prospectus. In the case of Here Networks, we refer specifically to the transactions discussed under the “Related Party Payables” heading in Note 5 to the company’s financial statements. In the case of Regent Entertainment Media, we refer to the discussions of outstanding payables and receivables involving related parties in Note 5 to that company’s financial statements. Please advise why you have not included a discussion of these transactions in the prospectus and why you have not filed any underlying agreements as exhibits to your registration statement. In any revised disclosure you may provide, please be sure to identify all affiliated parties involved in the transactions. Also, in connection with amounts owed to, or due from, affiliates, please describe the transactions between the parties that gave rise to the outstanding balances.
Response:
     The related party payables and receivables described in Note 5 to each of Here Networks’ and Regent Entertainment Media’s consolidated financial statements are the year-end balances of assets and liabilities arising out of the transactions entered into by Here Networks and Regent Entertainment Media that are described in each company’s related-party disclosure on pages 95 to 97 and 106 of Amendment No. 3 — in particular, sharing of general and administration expenses and, in the case of Here Networks, the acquisition of program broadcasting rights from related parties. The Company has revised the disclosure on pages 96 and 106 of Amendment No. 3 to (i) clarify that the related party payables also include amounts owed by each company at the relevant balance sheet date for other operating expenses incurred by one or more of the affiliates on behalf of Here Networks or Regent Entertainment Media, as the case may be, and (ii) present more clearly the related party transactions. In addition, the Company has filed additional agreements evidencing the transactions disclosed in the related party disclosure as exhibits to Amendment No. 3.

Securities and Exchange Commission
April 29, 2009

SEC Comment #4
     Here Networks’ Business — Related Party Transactions, Page 95
     We note that you intend to discontinue the expense sharing arrangement with your affiliates upon consummation of the proposed business combination. Please quantify the extent of this historical expense sharing, and, if material, provide greater clarification as to the impact that cessation of this arrangement will have on your operating results.
Response:
     The Company is planning for the discontinuation of the expense sharing arrangement with its related parties following consummation of the proposed business combination. Given the amount of work involved in this process, however, the Company has revised its disclosure on pages 96, 99 and 106 of Amendment No. 3 to clarify that it intends to discontinue the expense sharing arrangement as soon as practicable following consummation of the proposed business combination. The Company has also revised its disclosure on pages 96 and 106 of Amendment No. 3 to disclose the total amounts of shared expenses in 2007 and 2008 and the amount of such expenses allocated to each of Here Networks and Regent Entertainment Media, as well as management’s estimate of possible resulting increases in costs before the effects of the proposed business combination and management’s belief that any such increase in general and administration expenses that might otherwise result from the cessation of the expense sharing arrangement will be more than offset by the cost savings anticipated from the proposed business combination.
SEC Comment #5
     Management’s Discussion and Analysis of Here Networks’ Financial Condition and Results of Operations, page 97
     We note your response to prior Comment No. 17. Revise your critical accounting policies to describe more fully your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. In this respect, you should more fully disclose the anticipated growth rates in subscriber levels and your projections regarding international expansion into new territories. Revise to disclose why these material accounting estimates and assumptions bear risk of change, how you arrived at the estimate, accuracy of the estimate/assumption in the past, how they have changed, and reasonably likely future changes. We refer you to Financial Reporting Release No. 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies and Section V of SEC Release No. 33-8350.

Securities and Exchange Commission
April 29, 2009

Response:
     In response to the Staff’s comment, we have revised the discussion of Here Networks’ critical accounting policies on page 100 of Amendment No. 3.
SEC Comment #6
     Unaudited Pro Forma Combined Condensed Statement of Operations — Notes to Unaudited Pro Forma Combined Condensed Financial Data — Note 1. Basis of Presentation, page 115
     We note your response to prior Comment No. 10 and have the following comment. Please further clarify why you believe the $13.94 million purchase price represents the pro forma enterprise value that will be transferred to PlanetOut stockholders upon completion of the transaction. Tell us how the continued decline in PlanetOut’s common stock price and market capitalization impacts the pro forma enterprise value. Explain how you determined that your financial projections are reasonable considering your history of operating losses and cash flows used in operations. Clarify how your forecasted growth in subscription revenues considers the decreases experienced in subscriber levels over the past three years. Tell us how the projected growth in subscription revenues disclosed on page 31 reconciles with forecasts provided in your valuation reports. Explain how your financial projections for advertising revenues reconciles with your disclosures on page 82 that indicates a difficult advertising budget as a result of the general economic conditions. Tell us why you have not disclosed the amount of projected growth in film licensing, which appears to be a new start-up business. Explain why you believe your financial projections are reasonable with respect to this new start-up business. In addition, further describe the weightings applied by your financial advisors with respect to different valuation approaches.
Response:
     A response to each of the Staff’s questions and requests in Comment No. 6 is set forth separately below. A further response addressing the pro forma enterprise value of Here Media’s print business is provided at the end of this portion of our response letter.
     We note your response to prior Comment No. 10 and have the following comment. Please further clarify why you believe the $13.94 million purchase price represents the pro forma enterprise value that will be transferred to PlanetOut stockholders upon completion of the transaction.
     As described in Note 1 to the unaudited pro forma combined condensed financial statements, the $13.94 million amount indicated for the purchase price is intended solely as an objectively determined, preliminary estimate of the portion of the pro forma enterprise value of Here Media that will be transferred to PlanetOut’s stockholders upon completion of the proposed business combination. Here Media believes that the selection of this amount, which represents

Securities and Exchange Commission
April 29, 2009

the average of the high and low valuations of the proposed merger consideration derived by Allen and Viant on the basis of their independent financial analyses and estimates of the range of value of the merger consideration described on pages 32 through 44 in Amendment No. 3 in connection with the preparation of their respective fairness opinions, produces a reasonable result based on the considerations discussed below.
•	Here Media has considered using solely the valuations of the merger consideration indicated by the analyses conducted by Viant, which resulted in a narrower range of potential values, and then taking an average of those values. This would result in a merger consideration value of $15 million.
•	In order to present a more conservative estimate, Here Media further considered using only the low end of the valuation range indicated by Viant’s valuation, which would result in a merger consideration value of $13.8 million.
•	Here Media has also given further consideration to the valuation analyses conducted by Allen and has observed that the wide overall range of valuation amounts indicated by those analyses is principally the result of two of the five modes of analysis used by Allen, one of which (a “sum of the parts” analysis based on comparable transactions) produced a valuation range of $52 million to $117 million and the other of which (a “sum of the parts” analysis based on revenue multiples of comparable public companies) produced a valuation range of $27 million to $67 million. With respect to the former analysis (based on comparable transactions ), Allen noted (as stated on page 37 of Amendment No. 3) that most of the transactions considered took place prior to the recent decline in equity markets and would probably be at lower values in the current market. If the results of these two modes of analysis are excluded, then Allen’s valuation range (using its remaining three analyses based on discounted cash flows, and on comparisons of 2010 estimated EBITDA and 2009 estimated revenues of comparable public companies, respectively) would be $46 million to $95 million and the average of such valuation ranges would produce a merger consideration valuation of $12.4 million. These valuation ranges are discussed on page 34 of Amendment No. 3 and are summarized below:

Method	Valuation Range
Discounted Cash Flows	$59 million to $95 million
2010 Estimated EBITDA	$51 million to $64 million
2009 Estimated Revenue	$46 million to $57 million

Securities and Exchange Commission
April 29, 2009

•	Averaging the values derived by Viant and those derived by Allen (excluding the analyses that produced the high and low extremes in the Allen valuations) would produce a merger consideration valuation of $13.7 million.
     In considering each of the above potential alternative approaches to estimating the pro forma value that will be issued to PlanetOut’s stockholders, Here Media notes that all of the alternatives result in valuations that do not vary materially from the $13.94 million amount initially selected. Here Media further notes that the effects of selecting any of the alternative estimates of merger consideration value would be to increase or decrease the resulting amount of goodwill that will be recorded in the pro forma balance sheet of Here Media by a maximum of $1.06 million or ($1.54) million, respectively, from the goodwill amount resulting from a purchase price of $13.94 million.
     Tell us how the continued decline in PlanetOut’s common stock price and market capitalization impacts the pro forma enterprise value.
     For the reasons discussed in the response to the Staff’s Comment No. 8 below, Here Media believes that the current market for PlanetOut common stock is not an active market and therefore does not provide a reliable indication of the value of PlanetOut. Moreover, Here Media will be a more diversified company with a broader scope of operations than PlanetOut prior to the completion of the proposed business combination. Here Media therefore believes that the decline in value of PlanetOut’s common stock price and market capitalization will not affect, and should not be taken into account in determining, the pro forma enterprise value of the combined entity resulting from the proposed business combination.
     Explain how you determined that your financial projections are reasonable considering your history of operating losses and cash flows used in operations.
     Here Media’s management believes that the combined companies can be profitable and generate net cash from operations as a result of the strategic benefits that can be realized from combining Here Networks’ existing content and technology with PlanetOut’s critical mass of online subscribers and website visitors. Here Media plans to create an integrated, multi-platform media company with video content at its core. It believes that the combination of offering Here Networks’ video content to subscribers and non-subscription visitors to gay.com and PlanetOut.com, and the opportunities to attract new subscribers to Here Networks, coupled with the low marginal cost of providing services to new subscribers, will provide the Company the opportunity to improve future cash flows. PlanetOut has approximately 95,000 premium subscribers to its websites and additionally attracts approximately 2 million unique visitors to its websites each month. Here Media’s management also believes that the proposed business combination offers opportunities for substantial cost savings because the HMI Entities have existing staff that can perform many of the functions currently performed by PlanetOut employees, particularly in the areas of content production, sales and information technology. Apart from the benefits anticipated to be derived from the proposed business combination, Here

Securities and Exchange Commission
April 29, 2009

Networks is a relatively new company that has been developing its technology and its strategies and techniques for marketing to potential subscribers. It expects it would be moving to positive EBITDA and net income over the next few years as a standalone company without the proposed business combination and has entered into this transaction to accelerate that process.
     Clarify how your forecasted growth in subscription revenues considers the decreases experienced in subscriber levels over the past three years.
     While PlanetOut’s subscriber figures, which are for its internet social network and related services, have declined in the past three years (see response to Comment No. 2 above), Here Networks’ subscriber figures, which are for cable TV and other forms of access to its video content offerings, have increased over the past three years. For example, Here Networks’ subscriber growth rate in 2008, accomplished without acquisitions, was 21%. Here Media projects Here Networks subscriber growth rates of approximately 54%, 13% and 15% in 2009, 2010 and 2011, respectively, and corresponding increases in subscription revenue from approximately $4.6 million in 2009 to approximately $6.7 million in 2011. The projected 54% increase in subscribers in 2009 is based, in part, on the anticipated attraction of new subscribers from users of PlanetOut’s Gay.com and PlanetOut.com websites following completion of the proposed business combination. These websites have a total of approximately 95,000 premium subscribers and an additional 2 million unique visitors per month. In particular, Here Media expects to generate demand among Gay.com and PlanetOut.com users for Here Networks paid content and subscription-based offerings. Here Media also plans to offer bundled PlanetOut and Here Networks online offerings, which it believes will offer added value to existing PlanetOut subscribers. Here Networks also expects growth in subscription levels, primarily in 2010 and beyond, from its international expansion efforts.
     Tell us how the projected growth in subscription revenues disclosed on page 31 reconciles with forecasts provided in your valuation reports.
     The Company’s projections for growth in subscription revenues described on page 31 of Amendment No. 2 are the projections of subscription revenues that were provided to PlanetOut’s financial advisors in connection with the preparation of their fairness opinions. As discussed below, projections of revenues for the planned film production and licensing business and the existing print business were also provided to PlanetOut’s financial advisors and are now described in Amendment No. 3 as well (see page 31).
     Explain how your financial projections for advertising revenues reconciles with your disclosures on page 82 that indicates a difficult advertising budget as a result of the general economic conditions.
     Although PlanetOut’s online advertising, which consists primarily of static text and display advertising, and member-targeted e-mails, none of which involve video, is currently experiencing a slow rate of growth due to overall economic conditions, video advertising is regarded by industry observers as having better growth prospects than more traditional forms of

Securities and Exchange Commission
April 29, 2009

internet-based advertising. For example, video advertising revenue industry-wide is expected to grow 45% to $850 million in 2009, $1.25 billion in 2010, $1.85 billion in 2011, $3 billion in 2012, and $4.6 billion in 2013, according to David Hallerman, a senior analyst at eMarketer.com. Here Media believes that by attracting viewers seeking professionally-produced, culturally customized video content, it will be able to attract advertisers by offering them the opportunity to reach a commercially attractive, engaged audience. Here Media plans to increase its advertising revenue through the introduction of professionally-produced video advertising on PlanetOut’s websites and by increasing PlanetOut’s online advertising rates based on the greater attractiveness to advertisers of advertising packages that include both video and more traditional internet advertising. Here Media also believes that the overall advertising market will improve in the latter portion of the projection period.
     Tell us why you have not disclosed the amount of projected growth in film licensing, which appears to be a new start-up business. Explain why you believe your financial projections are reasonable with respect to this new start-up business.
     The forecast provided to PlanetOut’s financial advisors included projected film licensing business revenue of $9.3 million in 2009, $16.2 million in 2010 and $27 million in 2011. The Company believes that these projections are reasonable, although subject to the risks and uncertainties described in the S-4 (see pages 12, 15, 30-31 and 93-94 of Amendment No. 3), in substantial part because the management of the HMI entities has extensive experience in film production and worldwide distribution, and has produced and/or distributed over 200 motion pictures. In addition, several of the other persons who are expected to be employed in this aspect of Here Media’s operations are persons who have previously worked with the management of the HMI Entities in affiliated companies, or with whom such management has other prior business experience. The description of the projections provided to Allen and Viant has been expanded to include these projections, as well as projections regarding Here Media’s print business. See page 31 of Amendment No. 3.
     In addition, further describe the weightings applied by your financial advisors with respect to different valuation approaches.
     PlanetOut has confirmed with Allen that, as disclosed on page 33 of Amendment No. 3, while Allen may have given some analyses it used more or less weight than other analyses, it attributed no particular weightings to the analyses and believes that its analyses must be considered as a whole. Similarly, PlanetOut has confirmed with Viant that, as disclosed on page 43 of Amendment No. 3, it considered the results of all of its analyses as a whole and did not attribute particular weight to any analysis or factor it considered.
     Further response addressing value of Here Media print business.
     In a telephone discussion with a member of the Staff regarding the Company’s proposed responses to Comment No. 6, a further request was made that the Company address the value attributed to Here Media’s print business as described in the S-4. Regent Entertainment Media

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(“REM”) purchased PlanetOut’s historic print business in August 2008 for a purchase price of $3.4 million as reflected in PlanetOut’s 2008 statement of cash flows. From PlanetOut’s perspective, however, REM also assumed approximately $6.9 million of current and long term liabilities of the print businesses, with the result that PlanetOut considered the financial effect of the transaction to be equivalent to a sale price of $10.3 million.
     The portion of the print business that will be owned and operated by Here Media is estimated by Viant to have a pro forma enterprise value of $16-$18 million. PlanetOut had acquired its print business in 2005 for approximately $32 million in connection with a brand extension and diversification strategy it was then following, but experienced losses operating the business during the period of its ownership. PlanetOut decided in 2008 to sell its print business as part of an overall corporate strategy to pursue a sale or other strategic transaction or series of transactions. The print business’ principal periodical publications, The Advocate and Out, are leading publications in the LGBT communities with a well defined brand and image that is attractive to advertisers desiring to focus on the LGBT market. The principal owners of the HMI Entities decided to purchase the print businesses both because they viewed the LPI print business to be an important additional product offering to its LGBT target market and because they believed that improvements could be made in their operations to make them profitable.
     Since the date of purchase, REM has achieved significant cost savings in the operation of the LPI business through staff reductions, reductions in the frequency of publication of The Advocate magazine from 20 issues per year to 12 and of MPowr from 4 per year to 2 (thereby saving on printing, paper and postage costs), discontinuance of other publications that did not have substantial readership and transferring free subscriptions for the published editions of its magazines to online subscriptions only (thereby achieving further savings in printing, paper and postage costs). REM has also taken a new editorial direction with respect to the content of The Advocate to make it, through its related website, more relevant as an online news source. More generally, REM has more than doubled both the unique visitors and impressions on the websites related to its print properties while adding substantial video functionality. Thus, the unprofitable print brands that REM purchased are now, REM believes, fully integrated brands with print magazines that are moving into profitability, a major, differentiated online presence and fully branded VOD broadband TV services. REM further believes that now that these brands can offer advertisers cross platform solutions, their profitability, profit potential and value have improved significantly.
     Given Here Media’s plans for the historic LPI print business as part of its contemplated multi-platform media business and its success to date in improving the results of operations of that business, Here Media believes the valuation range for the print business indicated above is reasonable.

Securities and Exchange Commission
April 29, 2009

SEC Comment #7
     Unaudited Pro Forma Combined Condensed Statement of Operations — Notes to Unaudited Pro Forma Combined Condensed Financial Data — Note 4. Pro Forma Adjustments, page 116
     We note your response to prior Comment No. 11. Please reconcile the $0.5 million disclosed on page 83 with the $2.5 million of estimated severance and related costs originally disclosed in pro forma adjustment (d).
Response:
     PlanetOut disclosed on page 83 of Amendment No. 2 under “Information About PlanetOut — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Other Operating Costs and Expenses — Restructuring” that it anticipated $0.5 million of additional restructuring charges in 2009 as a result of its January 2009 restructuring that was disclosed as a subsequent event in Note 13 to PlaneOut’s consolidated financial statements. The January 2009 restructuring included only a subset of the estimated larger set of employees that may be terminated in conjunction with the proposed business combination originally disclosed in pro forma adjustment (d). As of the date of Amendment No. 2, there was no formal plan for any additional restructuring; and therefore, as pointed out in the Staff’s Comment No. 32 of the Staff’s letter dated February 13, 2009, no additional disclosure was appropriate to be made under the criteria for pro forma adjustments stated in Article 11 of Regulation S-X.
     Additional severance costs relating to the larger set of employees that may be terminated in conjunction with the proposed business combination that were not included as part of the January 2009 restructuring may or may not qualify as a restructuring expense under U.S. GAAP, depending on the facts and circumstances of the terminations. For example, the Company and PlanetOut believe that severance expense related to the resignation of PlanetOut’s former chief executive officer on March 3, 2009 would not be considered a restructuring expense under U.S. GAAP and will thus be reported in general and administrative expenses in 2009. Additionally, the ultimate severance costs for this employee were significantly less than the estimate that was included in the $2.5 million of estimated severance and related costs originally disclosed in pro forma adjustment (d).
SEC Comment #8
     PlanetOut, Inc. — Financial Statements as of December 31, 2008 and 2007 — Note 3. Goodwill, page F-14
     We note your response to prior Comment No. 14. Please explain in greater detail why you believe the opinions from your financial advisors provide a much truer representation of fair value than your market capitalization plus a reasonable control premium for purposes of

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goodwill impairment testing. In this respect, the guidance in paragraph 23 of SFAS 142 states that quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for measurement, if available. Explain how the comparable public companies and the precedent transactions used to determine fair value of the combined enterprise satisfy the requirements in paragraph 25 of SFAS 142.
Response:
Paragraph 23 of SFAS 142 states:
The fair value of an asset (or liability) is the amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Thus, the fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit. [emphasis added]
     PlanetOut believes that the market for its individual equity securities was not an active market in 2008 and therefore was not representative of fair value. Some of the criteria considered in this determination were the following:
•	Significant blocks of the company’s shares, totaling more than 62% of the company’s total average stock outstanding for 2008, were held by a small number of institutional investors that generally did not trade those shares during 2008.
•	The daily average trading volume for 2008 of the company’s stock was 7,739 shares, an amount which represents less than 0.2% of the company’s average number of shares outstanding for 2008.
•	Trading volume of the company’s stock declined 45% in the last six months of 2008 from the first half of the year.
•	On ten of the approximately 250 trading days on the NASDAQ market, zero shares of the company’s stock was traded.
•	On more than 20% of the trading days on the NASDAQ market in 2008, fewer than 1,000 shares (0.03%) of the company’s stock were traded.

Securities and Exchange Commission
April 29, 2009

•	On less than 20% of the trading days on the NASDAQ market in 2008, were 10,000 or more shares of the company’s stock traded. 10,000 shares of the company’s stock equals less than 0.25% of the company’s average number of shares outstanding for 2008.
     PlanetOut has considered FASB Staff Position 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”) in determining whether the market for its securities was active. FSP FAS157-4 states:
If the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability (or similar assets or liabilities), transactions or quoted prices may not be determinative of fair value (for example, there may be increased instances of transactions that are not orderly). Further analysis of the transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value in accordance with Statement 157. Significant adjustments also may be necessary in other circumstances (for example, when a price for a similar asset requires significant adjustment to make it more comparable to the asset being measured or when the price is stale) (emphasis added).
The FASB’s press release announcing its adoption characterizes FSP FAS 157-4 as follows: “Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.”
     Even if PlanetOut were to use the market capitalization plus a control premium to test the fair value of PlanetOut, as suggested by this Comment, the impact of the inactive market for PlanetOut’s stock, in particular during the last 6 months of 2008, raises the question of the appropriate control premium to apply. The market capitalization of PlanetOut on December 1, 2008, based on the closing price on that date of $.48, was approximately $2.0 million. The fair value at which no impairment of the goodwill would have been indicated on the measurement date was $8.0 million. Given the 45% decline in trading volume of PlanetOut’s stock during the last six months of 2008, the 47% drop in the value of stocks on the NASDAQ Composite listing between the impairment test measurement dates and the other factors described above, a willing buyer certainly would have looked beyond the then current market price, or even a price indicated by an average value calculated over a short (e.g., 20 trading day) period, in determining the amount the buyer would be willing to pay to acquire PlanetOut. For example, the average price for the period of July 1 through December 1, 2008, was $2.03, implying a value of $8.3 million for PlanetOut as a whole. In this context, a control premium of $6 million would be reasonable and would by itself indicate that PlanetOut’s goodwill at that date was not impaired. PlanetOut believes that the addition of cost savings and synergies implied for the online business in the proposed combination can explain the difference between this value and the lowest value indicated through the alternate valuation analyses described below, which value would also indicate no impairment of the goodwill at the measurement date.
     Since PlanetOut believed that there was not an active market for its individual equity securities, and consistent with FSP FAS 157-4, it then looked to the guidance in SFAS 157 “Fair Value Measurements” which states that “Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” in order to determine a fair value for the PlanetOut reporting unit. PlanetOut believes the proposed transaction with Here Media, the agreement for which was entered into shortly after the time for the goodwill impairment testing, after extensive marketing efforts by PlanetOut and its financial advisor and arm’s length negotiation with the owners of the HMI Entities, was appropriate to be used for purposes of SFAS 157 in determining fair value. In determining the fair value of the price or consideration received for the sale of the PlanetOut reporting unit in the proposed business combination, PlanetOut referred to the guidance in paragraph 25 of SFAS 142 regarding valuation of its pending sale in estimating the fair value exchanged for its reporting unit.
Paragraph 25 of SFAS 142 states:
In estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenue or a similar performance measure may be used if that technique is consistent with the objective of measuring fair value. Use of multiples of earnings or

Securities and Exchange Commission
April 29, 2009

revenue in determining the fair value of a reporting unit may be appropriate, for example, when the fair value of an entity that has comparable operations and economic characteristics is observable and the relevant multiples of the comparable entity are known. Conversely, use of multiples would not be appropriate in situations in which the operations or activities of an entity for which the multiples are known are not of a comparable nature, scope, or size as the reporting unit for which fair value is being estimated. [emphasis added]
     Consistent with paragraph 25, the opinions of value from PlanetOut’s financial advisors were both derived from analyses of multiples of both earnings and revenue of comparable public companies and comparable transactions for the purpose of measuring fair value. Although the companies selected for purposes of the financial analysis are not of similar size, they have similar business models and, therefore, are of similar scope. In fact, Viant has explained to PlanetOut that it believes insuring the inclusion of companies with identical or similar business models is the most important factor for purposes of its financial analysis.
     PlanetOut believes that the companies selected by its financial advisors were relevant to their financial analysis and confirmed this through further discussions with Viant in preparing this response. Viant explained its methodology for selecting comparable public companies as follows: Viant first started with SIC code and other measures in order to develop a universe of ‘internet’ companies. From that list, Viant selected a list of companies that had similar business models to that of PlanetOut, in this case, companies with subscription and/ or advertising as their primary revenue model. Certain companies whose primary revenue base is e-commerce, like Amazon and Blue Nile, were therefore eliminated from the list as not comparable companies. Similarly, Google and Yahoo were included in the list of companies, but Microsoft was excluded. Even though Microsoft derives some revenue from online advertising, the bulk of its business is derived from other sources. Viant then reduced the list further after examining more closely each company’s actual business model. Importantly, in selecting the companies for inclusion on the list, Viant did not consider the effect inclusion or exclusion would have on the financial outcome of the multiples, as each companies’ specific multiples were only derived after they were deemed appropriate for the list. The final list was then modeled for purposes of Viant’s analysis. Viant then reviewed the larger list and considered, again, the appropriateness of each company and whether it ought to be included in the list. The end result was a final list that Viant felt best reflected a list of ‘fair comparable companies.’
     Additionally, PlanetOut believes that the opinions of value from the financial advisors, including Allen who had been actively marketing PlanetOut’s business, are the best representation of value for it to consider in its goodwill impairment test for the following reasons:
•	Each of PlanetOut’s financial advisors is in the business of regularly providing these types of analyses and opinions of value.

Securities and Exchange Commission
April 29, 2009

•	Each of its financial advisors is knowledgeable in the marketplace for sales of companies, including those similar to PlanetOut.
•	Each of its financial advisors was independent with respect to PlanetOut in providing their opinions of value.
•	Each of its financial advisors employed multiple approaches in their analyses including consideration of trailing averages of historical performance data, forward-looking trends and forecasts, and overall market conditions in arriving at each of their opinions of value.
•	The analyses of each financial advisor included several comparable sales for each of the three businesses being contributed in the proposed business transaction, including the online business.
     Accordingly, PlanetOut believes that its financial advisors’ opinions of value of the consideration to be exchanged with the PlanetOut stockholders for the PlanetOut business in the proposed business combination represent the best evidence of fair value for the PlanetOut reporting unit in its annual goodwill impairment analysis.
     PlanetOut used the average of the midpoints of the range of both financial advisors’ estimates of the enterprise value being exchanged with the PlanetOut stockholders in the proposed business combination as the basis for determining the fair value of its reporting unit in conducting its goodwill impairment test. PlanetOut believed this value was the most representative value for the purposes of conducting its goodwill impairment test as this value incorporated an average value, as opposed to a low or high estimate, and incorporated the opinions of two independent firms who are in the business of evaluating such values and who were engaged to specifically opine on the fairness of merger consideration being exchanged in the proposed business transaction.
     PlanetOut believes that using this valuation for purposes of the goodwill impairment test is a conservative approach. When compared to the other valuation approaches taken by the financial advisors, this value was well within or below the ranges determined. For example, the value used was below Viant’s determination of the value of the online business on a standalone basis (which PlanetOut believes is a fair comparative valuation for PlanetOut) as part of Viant’s sum of the parts valuation of the combined companies. PlanetOut deemed that this value was not as representative as an average of the opinions of value of both financial advisors and was not as conservative as may be warranted.
     Even if PlanetOut were to have used the average of the low point of the ranges of both financial advisors’ estimates, goodwill would not have been impaired. The following table summarizes the values PlanetOut considered to be the most relevant in determining the fair value of its reporting unit in conducting its goodwill impairment test as summarized below:

Securities and Exchange Commission
April 29, 2009

	Amount	Step 1 Impairment Test
Average of Viant’s valuation of online business	$25,000,000	No impairment indicated
Average of average values for enterprise value exchanged	13,943,000	No impairment indicated
Average of low values for enterprise value exchanged	9,946,000	No impairment indicated
     Although PlanetOut considered the high, low and average values indicated by each of its advisors for the enterprise value allocable to the PlanetOut stockholders and Viant’s valuation of the online business on a stand-alone basis, it noted that all of these values indicated that goodwill was not impaired.
     Based on the range of values indicated above, PlanetOut determined that the average of the average values of both of its financial advisors of the pro forma enterprise value being exchanged with the PlanetOut stockholders in the proposed business combination was the most representative value for the purposes of conducting its goodwill impairment test.
SEC Comment #9
     PlanetOut, Inc. — Financial Statements as of December 31, 2008 and 2007 — Note 12. Discontinued Operations, page F-23
     We note that in response to prior Comment No. 15 you restated your financial statements to separately present the $3.4 million of proceeds from the sale of the LPI and SpecPub as a financing activity in your consolidated statements of cash flows. Please explain why you have not labeled the financial statements as restated and included a footnote describing the restatement.
Response:
     In Amendment No. 2 to the Form S-4, filed on March 27, 2009, PlanetOut reclassified $3.4 million of proceeds from “net cash provided by (used in) operating activities of discontinued operations” to “Proceeds from sale from discontinued operations”. PlanetOut has not labeled its financial statements as restated and has not included a footnote describing the restatement as a result of this reclassification because the change was made to improve the clarity of the financial statement presentation. PlanetOut does not believe the change was a correction of an error or that the previous presentation represented a material misstatement.
     This reclassification was made in response to the Staff’s Comment No. 15 in its letter dated March 24, 2009. PlanetOut believes that this reclassification of proceeds from one category of discontinued operations to another line item related to discontinued operations does not materially change the consolidated financial statements and footnotes, taken as a whole, as the reclassification does not change the net decrease in cash or the net cash used in operating activities of continuing operations on the consolidated statement of cash flows, nor does it

Securities and Exchange Commission
April 29, 2009

change any amounts on the consolidated balance sheet, consolidated statement of operations or consolidated statement of stockholders’ equity.
     As the SEC has recognized, there is little guidance available as to the level of materiality of changes requiring a restatement. See paragraphs 7 and 8 of Progress Report of the SEC Advisory Committee on Improvements to Financial Reporting, Release Nos. 33-8896; 34-57331, 3/21/2008. In the absence of any guidance, PlanetOut has considered this reclassification and determined it to be non-material and, as a result, not rising to the level of a restatement.
SEC Comment #10
     Regent Entertainment Media, Inc. — Financial Statements as of December 31, 2008 and 2007 — Note 1. The Company and Summary of Significant Accounting Policies, page F-47 — Basis of Presentation
     We note that in response to prior Comment No. 19, you have restated your predecessor financial statements to include SpecPub, Inc. as discontinued operations. Please explain why you have not labeled the financial statements as restated and included a footnote describing the restatement.
Response:
     The Company does not consider the inclusion of the discontinued operations of SpecPub, Inc. in the financial statements of Regent Entertainment Media, Inc. to be a restatement. The change was made to improve the clarity of the financial statement presentation for comparable periods, and was not a correction of an error. The financial statements of Regent Entertainment Media, Inc. were changed to include SpecPub, Inc. during a period that these companies were separate legal entities. The change in presentation is analogous to a Change in the Reporting Entity, SFAS 154, which states that when an accounting change results in financial statements that are, in effect, the statements of a different reporting entity, the change shall be retrospectively applied to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods. When there has been a change in the reporting entity, the financial statements for the period of the change shall describe the nature of the change and the reason for it.

     The Company has asked us to inform you that it acknowledges the Staff’s closing comments and will comply with the requests set forth therein in connection with any subsequent amendments and acceleration requests.
     Clean and marked copies of Amendment No. 3, together with the exhibits thereto are being furnished to each of Mr. Matthew Crispino, Mr. Morgan Youngwood and Mr. Stephen Krikorian of the Staff.

Securities and Exchange Commission
April 29, 2009

     Should you require any further information from the Company or if you have questions concerning any of the matters addressed in this letter, please contact the undersigned.

Very truly yours,

/s/ James R. Walther
James R. Walther

cc:	Mr. Matthew Crispino, SEC Mr. Morgan Youngwood, SEC Mr. Stephen Krikorian, SEC Mr. Stephen Jarchow, Here Media Inc. Mr. Daniel Steimle, PlanetOut Inc. Mr. Michael Sullivan, Howard Rice